Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Triumph Group, Inc. for the registration of $201,250,000 of 2.625% Convertible Senior Subordinated Notes and 3,696,057 shares of its common stock and to the incorporation by reference therein of our reports dated June 6, 2006, with respect to the consolidated financial statements and schedules of Triumph Group, Inc., Triumph Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Triumph Group, Inc., included in its Annual Report (Form 10-K) for the year ended March 31, 2006, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
December 11, 2006